News Release

Qwick Media Announces Listing on the CSE
Also Announces Change of Transfer Agent

Vancouver, BC, March 20, 2015 – Qwick Media Inc. (the “Company”) (OTCBB: QWIKF) is pleased to announce that it has been approved for listing on the Canadian Securities Exchange (the “CSE”). The Company’s common shares commenced trading on the CSE at market open on Friday, March 20, 2015 under the symbol “QMI”.

Change of Transfer Agent

The Company also announces that it has changed its U.S. registrar and transfer agent from Empire Stock Transfer Inc. to VStock Transfer, LLC, which is the Company’s primary transfer agent. The Company has also appointed TMX Equity Transfer Services as the Company’s co-transfer agent and registrar for Canadian purposes.

The contact information for VStock Transfer, LLC is:

VStock Transfer, LLC
18 Lafayette Place
Woodmere, New York 11598
Phone: (212) 828-8436
Facsimile: (646) 536-3179
Email: l-z@vstocktransfer.com

The contact information for TMX Equity Transfer Services is:

TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, ON M5H 4H1
Phone: (416) 361-0930
Facsimile: (416) 361-0470
Email: TMXEInvestorServices@tmx.com

About Qwick Media

The Company provides content management systems for the delivery of private channels into high traffic locations. Touch screen media, and interactive signage allow consumers to engage themselves with interactive directories, wayfinding, reward coupons and drive other on-demand media applications. To find out more please visit the Company’s website at: http://www.qwickmedia.com

FURTHER INFORMATION: Greg Dureault, VP, Qwick Media Inc. Tel. 604 338 8820